SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Global Business Travel Group, Inc.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Options to Purchase Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37890B100
(CUSIP Number of Class of Securities)

Eric J. Bock, Esq.
Chief Legal Officer
Global Business Travel Group, Inc.
666 3rd Avenue, 4th Floor
New York, NY 10017
(480) 909-1740
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Gregory A. Fernicola, Esq.
Peter D. Serating, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001-8602
Telephone: (212) 735-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Attached is a presentation sent by the Chief People Officer of Global Business Travel Group, Inc., a Delaware corporation (the “Company”), on November 23, 2022 to certain Company employees regarding the Company's upcoming stock option exchange program, which will permit the Company to cancel out-of-money stock options currently held by certain employees of the Company, including certain of the Company’s executive officers, in exchange for new restricted stock units of the Company.

Item 12. Exhibits.

Exhibit No.	Document

99.1	Presentation sent on November 23, 2022